                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                                 PARAVANT INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           PRINCE MERGER CORPORATION
                             DRS TECHNOLOGIES, INC.
                       (NAME OF FILING PERSON (OFFERORS))
                    COMMON STOCK, PAR VALUE $0.015 PER SHARE
                       (TITLES OF CLASSES OF SECURITIES)

                                   69937610 9
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                                  NINA L. DUNN
                             DRS TECHNOLOGIES, INC.
                                  5 SYLVAN WAY
                              PARSIPPANY, NJ 07054
                                 (973) 898-1500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
     TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)
                                    COPY TO:
                            JEFFREY W. TINDELL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000
                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
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                   $92,589,017                                           $8,518.19
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 * Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,378,290 shares of common stock of Paravant Inc. (based on the number of shares outstanding as of October 23, 2002, which was 17,354,040, plus the number of shares of common stock to be issued under the Paravant Employee Stock Purchase Plan, which is 24,250) at the tender offer price of $4.75 per share of common stock. The transaction value also includes the offer price of $4.75 less $2.20 which is the weighted-average exercise price of outstanding options as of October 23, 2002, multiplied by 3,808,682 the estimated number of options outstanding on such date. The transaction value further includes the offer price of $4.75 less $2.75 which is the exercise price of warrants as of October 23, 2002, multiplied by 165,000, the number of warrants outstanding on such date.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2003 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.0092% of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:                                 Filing Party:
   Form or Registration No.:                               Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Prince Merger Corporation, a Florida corporation ("Purchaser") and wholly owned subsidiary of DRS Technologies, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.015, of Paravant Inc., a Florida corporation (the "Company"), at a purchase price of $4.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.

     The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Paravant Inc., a Florida corporation. The Company's principal executive offices are located at 89 Headquarters Plaza North, Suite 1421, Morristown, NJ 07960. The Company's telephone number is (973) 631-6190.

     (b) This Schedule TO relates to the Company's common stock, par value $0.015 per share, of which there were 17,354,040 shares issued and outstanding as of October 23, 2002. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase entitled "Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" is incorporated herein by reference.

     (b) The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" is incorporated herein by reference.

     (c) The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" is incorporated herein by reference. Except as set forth below, during the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) resulting in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)(1)(i)-(viii), (x)-(xii) The information set forth in the "Introduction" and in Sections 1, 2, 3, 4, 5 and 7 of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedure for Tendering Shares," "Withdrawal Rights," "Certain U.S. Federal Income Tax Consequences" and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulation," respectively, is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in Sections 9 and 11 of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" and "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5 between any of Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser or Parent, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a),(c)(1)-(7) The information set forth in the "Introduction" and Sections 7, 11 and 12 of the Offer to Purchase entitled "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Plans for the Company," respectively, is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 10 of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the "Introduction" and Sections 9 and 11 of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser", "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," respectively, is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in the "Introduction" and Section 15 of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     The information set forth in Sections 11, 14 and 15 of the Offer to Purchase entitled "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Certain Legal Matters" and "Fees and Expenses," respectively, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

    (a)(1)(A)   Offer to Purchase, dated October 28, 2002.
    (a)(1)(B)   Form of Letter of Transmittal.
    (a)(1)(C)   Form of Notice of Guaranteed Delivery.
    (a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
    (a)(1)(E)   Form of Letter to Clients for use by Brokers, Dealers,
                Banks, Trust Companies and Other Nominees.
    (a)(1)(F)   Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.

    (a)(1)(G)   Press Release issued by Parent on October 24, 2002
                (incorporated herein by reference to the pre-commencement
                Schedule TO filed by Parent and Purchaser on October 24,
                2002).
    (a)(1)(H)   Joint Press Release issued by Parent and the Company on
                October 28, 2002.
    (a)(1)(I) Summary Advertisement published in The Wall Street Journal on October 28, 2002.
    (a)(1)(J)   Letter to Shareholders, dated October 28, 2002, from the
                President and Chief Executive Officer of the Company.
    (b)(1) Credit Agreement, dated as of September 28, 2001, by and among Parent as borrower, the lenders referred to therein, Wachovia Bank, N.A. (formerly known as First Union National) as administrative agent, TD Securities (USA) Inc. as syndication agent and Mellon Investor Services LLC, N.A. as documentation agent, as amended by the First Amendment on March 26, 2002, the Second Amendment on May 23, 2002 and the
                Third Amendment on July 15, 2002.
    (b)(2)      Commitment Letter, dated October 27, 2002 among Parent,
                Wachovia Securities, Inc. and Wachovia Bank, N.A.
    (d)(1) Agreement and Plan of Merger, dated as of October 23, 2002, among Parent, Purchaser and the Company.
    (d)(2) Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Krishan K. Joshi, Vicky
                M. Joshi and UES Inc.
    (d)(3) Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and William R. Craven.
    (d)(4) Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Richard P. McNeight.
    (d)(5) Tender and Voting Agreement, dated as of October 2002, by and among Parent, Purchaser and James E. Clifford.
    (d)(6) Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and C. Hyland Schooley.
    (d)(7) Confidentiality Agreement, dated April 24, 2002, by and between Parent and the Company.
    (g)         Not applicable.
    (h)         Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PRINCE MERGER CORPORATION

                                          By:      /s/ MARK S. NEWMAN
                                            ------------------------------------
                                              Name:  Mark S. Newman
                                              Title:  President

                                          DRS TECHNOLOGIES, INC.

                                          By:      /s/ MARK S. NEWMAN
                                            ------------------------------------
                                              Name:  Mark S. Newman
                                              Title:  Chairman, President and
                                              Chief Executive Officer

Date:  October 28, 2002

                               INDEX TO EXHIBITS

     EXHIBIT
     NUMBER                               DOCUMENT
     -------                              --------
    (a)(1)(A)   Offer to Purchase, dated October 28, 2002.
    (a)(1)(B)   Form of Letter of Transmittal.
    (a)(1)(C)   Form of Notice of Guaranteed Delivery.
    (a)(1)(D)   Form of Letter to Brokers, Dealers, Banks, Trust Companies
                and Other Nominees.
    (a)(1)(E)   Form of Letter to Clients for use by Brokers, Dealers,
                Banks, Trust Companies and Other Nominees.
    (a)(1)(F)   Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.
    (a)(1)(G)   Press Release issued by Parent on October 24, 2002
                (incorporated herein by reference to the pre-commencement
                Schedule TO filed by Parent and Purchaser on October 24,
                2002).
    (a)(1)(H)   Joint Press Release issued by Parent and the Company on
                October 28, 2002.
    (a)(1)(I)   Summary Advertisement published in The Wall Street Journal on October 28, 2002.
    (a)(1)(J)   Letter to Shareholders, dated October 28, 2002, from the
                President and Chief Executive Officer of the Company.
    (b)(1)      Credit Agreement, dated as of September 28, 2001, by and
                among Parent as borrower, the lenders referred to therein,
                Wachovia Bank, N.A. (formerly known as First Union National)
                as administrative agent, TD Securities (USA) Inc. as
                syndication agent and Mellon Investor Services LLC, N.A. as documentation agent, as amended by the First Amendment on
                March 26, 2002, the Second Amendment on May 23, 2002 and the
                Third Amendment on July 15, 2002.
    (b)(2)      Commitment Letter, dated October 27, 2002 among Parent,
                Wachovia Securities, Inc. and Wachovia Bank, N.A.
    (d)(1)      Agreement and Plan of Merger, dated as of October 23, 2002, among Parent, Purchaser and the Company.
    (d)(2)      Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Krishan K. Joshi, Vicky
                M. Joshi and UES Inc.
    (d)(3)      Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and William R. Craven.
    (d)(4)      Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Richard P. McNeight.
    (d)(5)      Tender and Voting Agreement, dated as of October 2002, by
                and among Parent, Purchaser and James E. Clifford.
    (d)(6)      Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and C. Hyland Schooley.
    (d)(7)      Confidentiality Agreement, dated April 24, 2002, by and
                between Parent and the Company.
    (g)         Not applicable.
    (h)         Not applicable.